Exhibit 4.3

AMENDMENT NO. 3 TO UNSECURED CONVERTIBLE NOTE

OF COOL HOLDINGS, INC.

THIS AMENDMENT NO. 3 TO UNSECURED CONVERTIBLE NOTE (the “Amendment”), dated December 30, 2019 (the “Effective Date”), is among Cool Holdings, Inc., a Maryland corporation with its principal offices located at 2001 NW 84th Avenue, Miami, Florida 33122 (the “Company”), and ________________ (the “Holder”).

RECITALS

WHEREAS, the Company and Holder are parties to that certain 12.0% Unsecured Convertible Note dated October 24, 2018 (the “Issuance Date”) for the principal sum of $______________; and

WHEREAS, on or about October 23, 2019, the parties hereto entered into the First Amendment (the “Original Agreement”) to such 12.0% Unsecured Convertible Note (as amended, the “Convertible Note”), pursuant to which the Company, amongst other things, would retire the indebtedness under the Convertible Note through issuance of shares of its common stock; and

WHEREAS, on or about October 31, 2019, the parties entered into the Second Amendment to such 12.0% Unsecured Convertible Note (as amended, the “Convertible Note”) to terminate the Original Agreement and have the Second Amendment supersede all other agreements or amendments, including the Original Agreement, between the parties; and extend the maturity date of the Convertible Note to December 31, 2019;

AND WHEREAS, each of the Company and Holder desire to amend the Convertible Note as set forth herein;

AGREEMENT

NOW, THEREFORE, the Convertible Note is hereby amended as follows:

1.Definitions. All terms used and not otherwise defined herein shall retain the meanings given to those terms in the Convertible Note.

2.Amendment.

a.	The definition of Maturity Date is amended as follows: (i) February 29, 2020.

3.Security. The Holder is hereby granted a security interest over the assets of the Company, which security shall rank below the assets secured by the Promissory Note, Reimbursement and Indemnification Agreement and Security Agreement entered into by the Company and Gamestop Corp. on September 25, 2019. The Company shall use commercially reasonable efforts to ensure that the Note shall rank pari-passu to the notes held by Kevin Reid and Fountain Asset Corp., and the Company shall use commercially reasonable efforts to ensure that the Note ranks senior to all other debt of the Company. The parties shall use commercially reasonable efforts to enter into a general security agreement or other applicable customary documentation, acting reasonably, to evidence the security by January 31, 2020.

4.Representations and Warranties.  The Holder acknowledges it was issued the Convertible Note on the Issuance Date, and has neither transferred nor assigned any portion of the principal sum, or interest accrued thereon, under the Convertible Note.  The Holder represents and warrants that as of the Effective Date it has the right to enter into this Amendment without the consent of any third party, and that it has sought its own legal and tax advice with respect to the Convertible Note and this Amendment.

5.No Other Modification. Except as expressly set forth herein, the terms of the Convertible Note and all documents executed in connection therewith shall not be modified or altered in any way, and shall continue in full force and effect.

6.Signatures and Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original, and all of which, taken together, shall constitute one and the same instrument. Signatures transmitted by the exchange of .pdf copies or other electronic copies of signatures are fully effective for all purposes.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Effective Date.

COOL HOLDINGS, INC.

By: ___________________________________

Name: Vernon A. LoForti

Title: SVP & CFO

________________________

By: ___________________________________

Name: